

September 22, 2023

Liliia Havrykh
Chief Executive Officer
IMA Tech Inc.
34 N Franklin Ave 687
Pinedale, WY 82941

>   **Re: IMA Tech Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed September 11, 2023**
>   **File No. 333-273283**

Dear Liliia Havrykh:

    We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 14, 2023 letter.

Amendment No. 1 on Registration Statement on Form S-1

Prospectus Summary, page 8

1.   Your revised disclosure provides that you have developed your business plan and business-model of your company. Describe in meaningful detail the elements of your business plan.

Our Company, page 9

2.   Refer to prior comment 2. We note you refer to your "proprietary AI models" that have been created "through a process of instruction leveraging the LFW Dataset and neural networks." Please briefly describe the development process and the functions and capabilities of the proprietary AI models and explain how the open-source material is

integrated into your proprietary models to make them your own. Explain how these models are used to produce digital avatars, including any impact and efficiencies these networks have on the production of digital avatars. Finally, to the extent these proprietary AI models have not yet been developed, clearly disclose that the products are aspirational in nature and may never be developed.

<u>Emerging Growth Status, page 26</u>

3.   In your revised disclosures in response to prior comment 4 you state that an emerging growth company "can" take advantage of the extended transition period for complying with new and revised accounting standards. Please revise to disclose, if true, that the company has elected to use this extended transition provision. Additionally, revise the related risk factor on page 11 to disclose that you intend to use the extended transition period and disclose that as a result of this election your financial statements may not be comparable to companies that comply with public company effective dates.

You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham, Staff Attorney, at (202) 551-6521 or Matthew Derby, Legal Branch Chief, at (202) 551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Robert Zepfel